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                             March 17, 2021

       Marc Stad
       Chief Executive Officer
       Dragoneer Growth Opportunities Corp. III
       One Letterman Drive
       Building D, Suite M500
       San Francisco, CA 94129

                                                        Re: Dragoneer Growth
Opportunities Corp. III
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 9, 2021
                                                            File No. 333-253796

       Dear Mr. Stad:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 Filed March 9, 2021

       Management
       Conflicts of Interest, page 123

   1. We note your revised disclosure on page 128 that you have entered into a letter agreement that provides that you
will indemnify your sponsor, its members and managers and their respective affiliates
and control persons from any claims made by any party in respect of any investment
opportunities sourced by them or any liability arising with respect to their activities in
connection with your affairs, this offering or any business combination or services rendered to
the Company or its affiliates, and that you will advance any expenses incurred in connection
with any such claims. Please discuss this agreement in your
                                                        Summary section.
 Marc Stad
Dragoneer Growth Opportunities Corp. III
March 17, 2021
Page 2

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                          Sincerely,
FirstName LastNameMarc Stad
                                                      Division of Corporation
Finance
Comapany NameDragoneer Growth Opportunities Corp. III
                                                      Office of Energy &
Transportation
March 17, 2021 Page 2
cc:       Christopher J. Capuzzi
FirstName LastName